UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46578C108

(1)	NAMES OF REPORTING PERSONS BHP Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ Joint Filing
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 5,114,9931 2
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 5,114,9931 2

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,9931 2
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%2 3
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Indirectly held through (i) BHP Manganese Australia Pty Ltd (“BHP Manganese”), an Australian company limited by shares and a wholly-owned subsidiary of BHP Group Limited (“BHP”), and (ii) WMC Corporate Services Inc. (“WMC”), a Delaware corporation and a wholly-owned subsidiary of BHP.

[2]	Consists of (i) 353,370 shares of Common Stock, par value $0.0001 per share, of the Issuer (“Shares”) held by BHP Manganese, and (ii) 4,761,623 Shares held by WMC.
[3]

Based on the quotient obtained by dividing (a) the 5,114,993 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 119,037,765 outstanding Shares as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2023.

CUSIP NO. 46578C108

(1)	NAMES OF REPORTING PERSONS BHP Manganese Australia Pty Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 353,370
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 353,370

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,370
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%[1]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Based on the quotient obtained by dividing (a) the 353,370 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 119,037,765 outstanding Shares as reported on the Form 10-Q filed by the Issuer with the SEC on November 8, 2023.

CUSIP NO. 46578C108

(1)	NAMES OF REPORTING PERSONS WMC Corporate Services Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 4,761,623
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 4,761,623

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,761,623
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%[1]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Based on the quotient obtained by dividing (a) the 4,761,623 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 119,037,765 outstanding Shares as reported on the Form 10-Q filed by the Issuer with the SEC on November 8, 2023.

CUSIP NO. 46578C108

Item 1(a).	Name of Issuer:

Ivanhoe Electric Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

606 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada

Item 2(a).	Name of Persons Filing:

BHP Group Limited (“BHP”)
BHP Manganese Australia Pty Ltd (“BHP Manganese”)
WMC Corporate Services Inc. (“WMC”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of BHP is:
171 Collins Street
Melbourne, VIC 3000 Australia

The address of BHP Manganese is:
171 Collins Street
Melbourne, VIC 3000 Australia

The address of WMC is:
6840 North Oracle Road
Tucson, AZ, 85704, United States of America

Item 2(c).	Citizenship:

See Row 4 of the cover pages

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

46578C108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

See Row 9 of the cover pages. BHP Manganese is a wholly-owned subsidiary of BHP and the beneficial owner of 353,370 shares. WMC is a wholly-owned subsidiary of BHP and the beneficial owner of 4,761,623 shares. BHP is the parent holding company of both BHP Manganese and WMC and is the beneficial owner of 5,114,993 shares.

CUSIP NO. 46578C108

Item 4(b).	Percent of Class:

See Row 11 of the cover pages.

Item 4(c).	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

See Row 5 of the cover pages.

(ii) Shared power to vote or direct the vote:

See Row 6 of the cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒*

* Represents an exit filing solely with respect to BHP, BHP Manganese and WMC.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP NO. 46578C108

Item 10.	Certification

Each of BHP, BHP Manganese and WMC make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 46578C108

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP NO. 46578C108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

BHP GROUP LIMITED

By:	/s/ Stefanie Wilkinson
Name: Stefanie Wilkinson
Title: Group Company Secretary

BHP MANGANESE AUSTRALIA PTY LTD

By:	/s/ Stephen Barley
Name: Stephen Barley
Title: Director

WMC CORPORATE SERVICES INC.

By:	/s/ Leslie Arnold
Name: Leslie Arnold
Title: Director